82-3755

STARREX MINING CORPORATION LTD.

SUPPL

SUITE 1240 • 70 YORK STREET • [illegible] CANADA • M5J 1S9
Tel [illegible] Telecopier (416) 865-1382
[illegible]rex@atlanto[illegible]



National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis of Financial Condition and Operations
for the Fiscal Year Ending 31 December, 2004

General
The following Management's Discussion and Analysis ("MD&A") of **Starrex Mining Corporation Ltd.**, (the "Company") should be read in conjunction with the audited Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2004, and is compared to the comparable period ending 31 December 2003. This MD&A has been prepared as at 22 April 2005.

Forward-Looking Statements
Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analyses and projections as to the future operating performance and activities of the Company, and its affiliated or outside investments and equity positions, constitute forward-looking statements. Such forward-looking statements, with special reference to the resource projects and industrial equity interests of the Company, involve known and unknown risks and uncertainties deriving from the start-up nature of the businesses involved that could cause the contemplated or actual events or operating results to differ materially from those estimated, anticipated or projected events or results that may be implied or expressed in such forward-looking statements.

Company Overview
The Company presently concentrates on the analysis and review of preliminary and, where warranted, advanced due diligence investigations of domestic and international mining exploration and development proposals, together with diverse investments and equity interests offered in other resource and industrial businesses. The Company's common shares are listed on the NEX Board of the TSX Venture Exchange (Symbol:STX.H). The Company currently operates primarily by way of investments and equity positions in other public and private companies, both related and unrelated. The Company is also currently engaged in negotiations involving potentially major merger and/or acquisition transactions which are under preliminary due diligence investigations. The interest of the respective merger and acquisition candidates derives from the Company's free net cash assets, our modest diluted capital stock position and its widely distributed North American shareholder base. No conclusion can presently be foreseen or reported as to the potential outcome, or otherwise, of these several ongoing negotiations.

Significant Current Events and Status
Financial Condition
During the current fiscal year under review, the Company's current asset and current liability positions remained substantially unchanged from the earlier year. However, the quoted market value of our equity investment position improved considerably during the 2004 fiscal year. The Company maintains its material direct equity stake in Theralase Technologies Inc. -- an aggregate of 1,169,000 Theralase shares -- equivalent to about one-third Theralase share for each Starrex share. Based on recent market trading prices for Theralase shares, the valuation of this interest comprises a significant

percentage of the current market valuation of Starrex shares. Management will consider the feasibility of a *pro rata* distribution of Theralase shares to Starrex shareholders in the event that a future transaction results in a change in control of Starrex.

Theralase Assets (other than Cash and Equivalents)

Theralase maintains its ownership position, including valuable Feasibility Reports and considerable project operational records, in the large, high grade Tambao (Burkina Faso; French West Africa) manganese mine, now in a care-and-maintenance status awaiting lower energy costs -- and holds the 100% equity ownership of the well established, operating medical device development firm -- Theralase Inc. of Markham, Ontario. Your Management considers that, by virtue of our substantial Theralase holding, our Shareholders are offered an interesting upside potential over the medium to longer term as and when several material Theralase proprietary developments advance to broad scale international commerciality.

Theralase is developing its proprietary medical device technology for direct operating roles in three broad and distinct healthcare applications and markets; firstly, the long established pain management and therapy field -- secondly, the rapidly expanding wound healing, osteoporosis and bone restoration sectors -- and thirdly, a highly innovative cancer therapy development employing proprietary, controlled photo-dynamic energy to destroy cancerous tumours that are targetted with injected special mixed-metal complexes.

The healthcare market success of Theralase will also be driven by the inevitable progression of the developed world's demographics. People are living longer -- long enough to become afflicted by aches and pains in many body joints as well as soft tissue, cartilage and bone deterioration.

By virtue of our earlier *pro rata* distribution of the major Starrex position in Theralase under the 2003 Plan of Arrangement, most of our Shareholders now hold material direct and indirect equity positions in Theralase -- a promising participant in the interesting biotech industry.

Nominal Starrex Share Valuation

Based on the approximately 3.43-million Starrex common shares currently outstanding, each share has a nominal value, practically all in cash and marketable securities (based on current markets), in excess of our recent market price -- not including the valuation attributable to our seasoned and widely distributed shareholder base.

Overview of Performance

During the period under review, the Company substantially maintained intact its working and operating capital position which is currently held largely in cash, short term financial instruments and other cash equivalent securities. Operating expenses during the period under review were modest, with limited impact on the Company's cash position. The investments in marketable securities remained largely unchanged except that the fiscal year 2004 saw a material increase in the quoted market valuation of the Company's sizeable common share holdings in publicly-traded Theralase Technologies Inc.

Results of Operations

Investment income continued modest due to the low market interest rate environment. No material transactions involving the Company's equity investment positions were recorded during the period under review except for a modest gain on the sales of part of a minor holding. Revenue for the fiscal year 2004 period declined to $19,555 from $28,054 last year. Operating expenses for the year were

reduced from $70,514 last year to $66,571 the current year due to modestly limited due diligence investigation costs. The basic operating loss per share for both periods was effectively nil (about 1 cent per share).

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated approximately $1,000,000, substantially the same as that recorded at the prior year-end. Current liabilities of approximately $270,000 were basically unchanged at the end of the current year compared with that reported last year. Except for modest accrued current expenses, the current liability is held by a related party and is not subject to interest.

Cash Flow Statement

Taking into account the variable maturities and timing of short term fixed income investments which comprised the primary free cash asset position of the Company at the end of the current and last year's periods, the cash flow position of the Company was substantially unchanged for the year under review compared with the prior year.

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company is comprised exclusively of 3,429,566 common shares, unchanged for several years. There are no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities and share purchase warrants or options calling for the issuance of new Company share capital. No Director or management incentive share options are currently issued and outstanding.

Accounting Policies

The Company maintained unchanged its long standing accounting policies of reporting its financial condition in accordance with Canadian GAAP; with all amounts stated in Canadian dollars. The ongoing significant accounting policies have been more particularly described in the Notes to the audited Financial Statements for the year ending 31 December 2004.

Quarterly Information

Due to the generally passive and largely inactive status of the Company's current operations, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered meaningful.

Segmented Information

The statements and projections herein shall be understood as being limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the Company's presently largely passive investment positions, without the current need to differentiate as between geographic areas of locations until and unless more material expenditures or investments are required from the Company for a major project or projects which require the commitment of substantial Company resources.

Use of Financial Instruments

The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending plans to do so.

Transactions with Related Parties

The Company has engaged in nominal related party transactions dealing primarily with routine, irregular payments of professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer. These fees are generally paid annually and are described in the Notes to the audited Financial Statements for the year ending 31 December 2004. The Company also pays remuneration to Directors based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference calls, plus out-of-pocket expenses incurred in connection with their attendance at such Meetings, or as otherwise incurred in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2004, and during the year 2005 to date.

Regulatory, Environmental and Other Risk Factors

The Company is currently not directly engaged in field exploration and development operations which may make it subject to various laws and regulations, including, without limitation, to environmental and health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly involved in such field operations, it will commit to programs of environmental protection on its operating sites in accordance with the governing national and international standards. Current business operations of other companies in which the Company holds equity interests are operated by their management and senior employees who the Company considers to be professional, competent and capable of fully complying with all relevant regulatory and environmental regulations.

Outlook

The Company regularly receives diverse project and equity investment proposals in the resource and industrial sectors. Preliminary or advanced due diligence investigations deemed appropriate for the nature and complexity of such investment and business offerings are conducted in-house or with specialized consultants when the indicated business and future financial prospects are sizeable and are considered meritorious. Numerous merger, acquisition and investment proposals are regularly received and reviewed, or rejected, initially on valuation questions or on the growth potential of the business in which the candidate operates.

Corporate management remains of the view that the Company's net free cash assets, including its holdings of marketable securities, its modest capitalization and its widespread North American shareholder distribution can profitably be capitalized on by way of a business acquisition that is economically sound and, after the appropriate due diligence, demonstrates reasonably tangible medium to long term upside potential. Corporate management firstly considers prospective merger and/or acquisition and equity investment proposals and offers on the basis of the integrity and related industry experience of the target company's principals and senior management. Their controlling principals and senior management must provide clear evidence establishing their long term commitment to their business enterprise, and that they are willing and able to maintain or undertake a tangible and continuing material financial commitment to its success.

On Behalf of the Board:
per: S. Donald Moore, President
25 April 2005

STARREX MINING CORPORATION LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

R. W. GIC
Chartered Accountant

R.W.Gic B.Math. (Hon), C.A.
CHARTERED ACCOUNTANT

AUDITORS' REPORT

To the Shareholders of
Starrex Mining Corporation Ltd.

I have audited the balance sheet of Starrex Mining Corporation Ltd. as at December 31, 2004 and the statement of operations and deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountant

Toronto, Ontario
March 31, 2005

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

STARREX MINING CORPORATION LTD.

TABLE OF CONTENTS

DECEMBER 31, 2004

STARREX MINING CORPORATION LTD.

(Incorporated under the Canada Business Corporations Act)

BALANCE SHEET

DECEMBER 31, 2004

	2004 $	2003 $
ASSETS		
CURRENT		
Cash	670	1,020,872
Short-term investments (market value - $997,530)	997,530	---
Other receivables	6,047	347
Prepaids	1,337	---
	1,005,584	1,021,219
INVESTMENTS (Note 2)	71,573	84,461
CAPITAL ASSETS		
Office equipment, net (Note 3)	461	576
	1,077,618	1,106,256
LIABILITIES		
CURRENT		
Accounts payable	273,849	258,088
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
Unlimited number of common shares		
Issued and outstanding		
3,429,566 common shares	1,203,723	1,203,723
DEFICIT	(399,954)	(355,555)
	803,769	848,168
	1,077,618	1,106,256

APPROVED BY THE BOARD



Director



Director

STARREX MINING CORPORATION LTD.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
INCOME		
Investment income	19,555	28,054
EXPENSES		
Administrative (Note 4)	66,571	70,514
Interest and bank charges	9	---
Depreciation	115	144
	66,695	70,658
LOSS BEFORE UNDERNOTED ITEMS	(47,140)	(42,604)
GAIN ON INVESTMENTS	2,741	---
WRITE-DOWN OF INVESTMENT (Note 2)	---	(3,033)
LOSS BEFORE INCOME TAXES	(44,399)	(45,637)
RECOVERY OF INCOME TAXES (Note 5)	---	20,149
LOSS FOR THE YEAR	(44,399)	(25,488)
DEFICIT, BEGINNING OF THE YEAR	(355,555)	(330,067)
DEFICIT, END OF THE YEAR	(399,954)	(355,555)
BASIC LOSS PER SHARE (Note 6)	$ (0.0129)	$ (0.0074)

STARREX MINING CORPORATION LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Loss for the year	(44,399)	(25,488)
Items not affecting cash		
Depreciation	115	144
Write-down of investment	---	3,033
	(44,284)	(22,311)
Changes in non-cash working capital items		
Other receivables	(5,700)	(297)
Prepaids	(1,337)	---
Accounts payable and accrued liabilities	15,761	3,046
	(35,560)	(19,562)
INVESTING		
Short-term investments	(997,530)	999,450
Acquisition of investments	12,888	---
	(984,642)	999,450
INCREASE IN CASH	(1,020,202)	979,888
CASH, BEGINNING OF THE YEAR	1,020,872	40,984
CASH, END OF THE YEAR	670	1,020,872

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash received from interest	19,555	28,603
Cash interest paid	9	---

STARREX MINING CORPORATION LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars.

Short-term investments

Short-term investments are recorded at the lower of cost and market and include highly-liquid assets held for investing purposes rather than for the purpose of meeting short-term cash commitments.

Investments

Investments are accounted for using the equity method when the Company exercises significant influence over the investee. Long-term investments in companies where the Company does not exercise significant influence are carried at cost and are written down when there has been a loss in value which is other than temporary.

Capital assets

Capital assets are recorded at cost and depreciated on the declining-balance basis at an annual rate of 20% for office equipment.

Revenue recognition

Revenue is recognized on an accrual basis as earned.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. Actual results could differ form these estimates.

Financial instruments

The carrying value of cash, short-term investments, other receivables and accounts payable and accrued liabilities in the balance sheet approximate their respective fair values reflecting their short-term maturities.

The Company does not enter into any derivative financial instruments arrangements for hedging and speculative purposes.

STARREX MINING CORPORATION LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

2. INVESTMENTS

	2004	2003
	$	$
Theralase Technologies Inc. (formerly InterStar Group Inc.), cost method (quoted market value: 2004 - $759,850; 2003 - $461,755)	58,450	58,450
Golden Band Resources Ltd.	12,656	25,544
ZTEST Electronics Inc., cost method	467	467
	71,573	84,461

At December 31, 2004 the Company owns 1,169,000 shares in Theralase Technologies Inc. (Theralase) (2003 – 1,169,000 shares). Effective for 2003 the Company is carrying its investment in Theralase at cost based on its value as at December 31, 2002 as the Company no longer has significant influence over Theralase due to Theralase's issue of additional share capital to third parties.

In 2003, the 4,667 common shares in ZTEST were written down by $3,033 due to a permanent decline in value.

3. CAPITAL ASSETS

	2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
	$	$	$	$
Office equipment	13,124	12,663	461	576

4. RELATED PARTY TRANSACTIONS

The Company incurred expenses of $15,000 in 2004 (2003 - $15,000) to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services rendered. At December 31, 2004, the amount of $15,000 (2003 - $15,000) was payable by the Company.

The Company paid $15,000 in management fees in 2004 (2003 - $15,000) to the President for services provided to the Company.

STARREX MINING CORPORATION LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

5. INCOME TAXES

The provision for income taxes is at an effective tax rate which differs from the basic corporate tax rate for the following reasons:

	2004 $	2003 $
Taxable (loss) income	(47,158)	(45,637)
Combined basic Canadian federal and provincial income tax rates	42.24%	40.74%
(Recovery of) provision for income taxes based on above rates	(19,920)	(18,593)
Increase (decrease) resulting from:		
Non-recognition of losses	19,920	18,593
Other	---	(20,149)
	---	(20,149)

As at December 31, 2004 the Company has temporary differences relating primarily to its long-term investments that would result in a future tax asset of approximately $43,000 (2003 - $39,000). The Company also has non-capital losses of approximately $128,000 and net capital losses of approximately $1,149,000. No benefit has been recognized with respect to these temporary differences.

6. LOSS PER SHARE

Loss per share has been calculated based on the weighted average number of common shares outstanding during 2004 and 2003 of 3,429,566.